IQ Micro Inc.
500 Australian Avenue, Suite 700
West Palm Beach, FL 33401
Phone: (561) 514-0118
Fax: (561) 514-0195

April 6, 2006

Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549
Attn: Pamela A. Long, Assistant Director

Re:	IQ Micro Inc. Withdrawal of Registration Statement on Form 10-SB; File No. 000-51796

Dear Ms. Long:

IQ Micro Inc., a Colorado corporation (the “Registrant”) hereby requests the withdrawal of the above-referenced Registration Statement, along with all exhibits thereto, filed by the Registrant with the Securities and Exchange Commission (the “Commission”) on February 8, 2006, under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Because the Registrant has not had an opportunity to fully respond to the comments of the Commission staff dated March 8, 2006, the Registrant is withdrawing the Registration Statement to avoid the automatic effectiveness of the Registration Statement 60 days after its initial filing pursuant to Section 12(g)(1) of the Exchange Act.

Sincerely,

/s/ Robert V. Rudman
Robert V. Rudman
Chief Financial Officer, Secretary and Treasurer